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EXHIBIT 12

Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

        The following table sets forth the ratio of earnings to fixed charges and preferred stock dividend requirements for the periods indicated:

Years Ended December 31,
					5 Months Ended December 31, 1998	Year Ended July 31, 1998
2002		2001	2000	1999
(a	)	1.4	1.5	1.8	1.9	2.1

(a)
Due to impairment of real estate charge of $88.2 million in 2002, the coverage ratio was less than 1:1. We would require additional earnings of $6.2 million to achieve a coverage of 1:1.

        For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends) to income from continuing operations before adjustments for minority interests in consolidated subsidiaries and income or loss from equity in income of unconsolidated ventures. Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

Calculation of Combined Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

(Dollar amounts in Thousands)

	Years Ended December 31,
					5 Months Ended December 31, 1998	Year Ended July 31, 1998
	2002	2001	2000	1999
Earnings:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of consolidated partnership or equity in income of unconsolidated ventures	$14,750	$67,042	$79,063	$106,619	$37,872	$52,452
Interest expense (including amortization of debt discount and issuing costs)	93,002	83,678	92,915	81,412	27,168	36,815
Distributions from equity investee	3,761	325	—	—	—	—
Interest component of rental expense	428	426	330	341	145	348

Total	$111,941	$151,471	$172,308	$188,372	$65,185	$89,615

Fixed Charges:
Interest expense (including amortization of debt discount and issuing costs)	$93,002	$83,678	$92,915	$81,412	$27,168	$36,815
Capitalized interest	3,733	2,635	436	126	5	12
Interest component of rental expense	428	426	330	341	145	348

Total	$97,163	$86,739	$93,681	$81,879	$27,318	$37,175

Preferred Dividend Requirements	$21,023	$22,639	$22,635	$22,777	$6,914	$5,850

Total Fixed Charges and Preferred Dividend Requirements	$118,186	$109,378	$116,316	$104,656	$34,232	$43,025

Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements	(a)	1.4	1.5	1.8	1.9	2.1

(a)
Due to impairment of real estate charge of $88.2 million in 2002, the coverage ratio was less than 1:1. We would require additional earnings of $6.2 million to achieve a coverage of 1:1.

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  EXHIBIT 12
Calculation of Combined Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements (Dollar amounts in Thousands)